Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

mdoublesin@fulbright.com direct dial: (713) 651-5128	telephone: (713) 651-5151 facsimile: (713) 651-5246
December 12, 2006
BY EDGAR AND FACSIMILE (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 File No. 333-134609
Ladies and Gentlemen:
     On May 31, 2006, Cal Dive International, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Common Stock. On July 7, 2006, the Company filed its Amendment No. 1 to the Form S-1 responding to the Staff’s comments provided by letter dated June 30, 2006. On August 4, 2006, the Company filed its Amendment No. 2 to the Form S-1 responding to the Staff’s comments provided by letter dated July 25, 2006. On September 8, 2006, the Company filed its Amendment No. 3 to the Form S-1 responding to the Staff’s comments provided by letter dated August 22, 2006. On November 7, 2006, the Company filed its Amendment No. 4 to the Form S-1. On November 28, 2006, the Company filed its Amendment No. 5 to the Form S-1. On December 11, 2006, the Company filed its Amendment No. 6 to the Form S-1.
     In response to further oral comments from the Staff to us made by telephone on December 12, 2006, the Company submits the attached changed pages 1, 23 and 28 to the Form S-1, which the Company intends to reflect in its Rule 424(b) prospectus filed after effectiveness of the offering.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Arthur H. Rogers of this Firm at (713) 651-5421.

Very truly yours,
/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Tim Levenberg, Branch Chief (Securities and Exchange Commission) G. Kregg Lunsford (Cal Dive International, Inc.) Richard D. Truesdell, Jr. (Davis, Polk & Wardwell)